Exhibit 99.3

Nokia Corporation Remuneration Report 2025

Remuneration Report 2025 Letter from the Chair of the Personnel Committee of the Board “Dear Fellow Shareholder, I am delighted to present our Remuneration Report 2025 as the Chair of the Personnel Committee of the Nokia Board.” Our remuneration philosophy At the core of Nokia’s philosophy lie two principles: ▪ pay for performance and aligning the interests of employees with shareholders; and ▪ ensure that remuneration programs and policies support the delivery of the corporate strategy and create long-term sustainable shareholder value. Shareholder support Driven by the strategic shift to expand into new business areas such as data centers, private wireless, and defense, particularly in North America, the Nokia Board of Directors proposed amendments to the Remuneration Policy (“Policy”) for approval by shareholders in the 2025 Annual General Meeting (“AGM”). In developing the proposal, engagement was undertaken with the company’s largest shareholders in November 2024 and April 2025. The Board welcomed the support received from the majority of shareholders for the amendments at the AGM, while acknowledging that a significant minority voted against the proposal. In response to this outcome, and consistent with our commitment to maintaining an open and constructive dialogue with our shareholders, further engagement was conducted with approximately 30% of our shareholders during Autumn 2025. The principal concerns raised by investors related to the introduction of restricted shares in the Policy and the perceived lack of clarity around the use of underpins. When considering the introduction of restricted shares, the Personnel Committee of the Board of Directors (“Committee”) carefully evaluated the strategic context in which Nokia operated, particularly the growing importance of the North American market and the need to remain competitive in attracting and retaining senior leadership capable of delivering our long-term objectives. The proportion of Nokia’s revenue generated in North America is expected to increase as we expand in higher-growth businesses. These areas, such as data centers, represent key drivers of the company’s future development, and as part of this strategy, Nokia completed the EUR 2.5 billion acquisition of Infinera Corporation in 2025, a US-based supplier of optical networking solutions and advanced optical semiconductors. Justin Hotard, who headed the Data Center & AI Group at Intel with more than 25 years of experience in AI and data-center markets across major US technology companies, was appointed as CEO in April 2025. Against this backdrop, the Committee concluded that the introduction of additional restricted share awards of up to 100% of base salary was necessary to position the CEO’s total remuneration closer to market levels for comparable US-based roles, to provide the retention support expected in the North American executive market and to ensure a healthy compression between the remuneration of the CEO and that of his direct reports. With the addition of restricted shares, more than two-thirds of the CEO’s total target remuneration – and nearly 90% of variable remuneration at maximum – will remain performance-based, maintaining Nokia’s commitment to pay for performance. Compensation of the new President and CEO On 10 February 2025, Nokia announced that Justin Hotard would be appointed as its new President and Chief Executive Officer from 1 April 2025. The new President and CEO’s salary and variable pay arrangement were the same as his predecessor. Hotard received his salary for the period from 1 April 2025 to the end of the financial year with a prorated STI payout over the same period of 129% of target opportunity, based on the performance of the company. He was granted LTI (performance share) award in July 2025. In addition, Justin Hotard received a one-time buy-out award of EUR 2.0 million in cash and EUR 6.0 million in restricted shares, vesting in three tranches over a period of three years, both in lieu of his forfeited unvested equity awards from the previous employer. Additionally, Justin Hotard was given compensation for repayment of previous employer’s sign-on bonus that he had to repay, of c. EUR 1.0 million. Mr. Hotard was also invited to participate in the co-investment-based long-term incentive arrangement (eLTI) , under which he invested EUR 2 821 000 in Nokia shares in June 2025. In return, he is offered two Performance Shares for each share invested as a matching award. The invested shares must be held for three years for the matching shares to vest, subject to the same performance conditions as for the 2025 LTI Performance Shares. 2

This investment aligns the new President and CEO with shareholders from the start and is a sign of his commitment to Nokia. The Board has approved a 6.0% increase to Justin Hotard’s base salary as of 1 January 2026, while maintaining his target STI and performance share opportunities at their existing levels. With this increase, the President and CEO’s total target remuneration will remain below the US median benchmark. Exit arrangements for the previous President and CEO Pekka Lundmark continued to lead Nokia until 31March 2025 and remained employed during 2025 to support the transition of leadership and relationships with our key customers and stakeholders after stepping down as President and CEO. Mr. Lundmark received his base salary and incentive throughout 2025. The remaining balance of his 12-month notice period base pay and benefits until 9 February 2026 was paid out in cash in lieu of notice, together with his 2025 STI based on actual performance. He was not eligible for 2026 STI. Considering Mr. Lundmark’s retirement from operational roles and his continued work to enable a smooth leadership transition throughout 2025, on Board’s discretion, Pekka Lundmark retained his outstanding long-term incentives (performance shares 2022‒2024 and eLTI 2024). These awards will vest on normal vesting dates prorated to his service at the company until 31 December 2025 and subject to applicable performance conditions. The 2022 LTI (performance shares) was subject to the predetermined dividend adjusted share price targets and a three-year performance period which ended in January 2025. Based on the dividend adjusted share price outcome of EUR 4.88, the award lapsed in full for Pekka Lundmark and other GLT members who received the grant in 2022. STI performance outcome and payout for 2025 Justin Hotard’s 2025 STI, prorated for period worked, was subject to a scorecard of operating profit, cash release(1), health & safety and diversity objectives. Pekka Lundmark’s 2025 STI was subject to the same scorecard of measures. The comparable operating profit in constant currency(1) for 2025 was EUR 2 168 million, against the target of EUR 2 093 million. As a result, the payout for this element was 115% of target. For the cash release element (cash flow less comparable operating profit)(1) , the actual outcome was EUR -338 million, against the target of EUR -1 238 million. This resulted in a payout of 198% of target for this element. The first gender diversity metric (female percentage in workforce) achieved 22.9% for the full year, against the target of 23.9%, which resulted in a payout of 0% of target for this element. The second gender diversity metric (female percentage in leadership) achieved 17.2% for the full year, against the target of 18.2%, which resulted in a payout of 0% of target for this element. The health & safety metric of lost time injury frequency rate measures how often lost time injuries occur that directly impacts Nokia employees during the year. This metric achieved an outcome of 0.055 lost time injury frequency rate (“LTIFR”) against the target of 0.085, which resulted in a payout of 225% of target for this element. However, as a result of five fatalities within Nokia’s control during the year, the Board exercised downward discretion to reduce the payout under this element by 10%, which resulted in the final outcome of 203% for this metric. As a result, a total of 129% of target STI was payable for the financial year 2025. STI and LTI performance conditions for 2026 During 2025, the Committee also undertook a review of the performance metrics used for our STI and LTI plans and decided to make changes for 2026 to ensure our incentive plans support our strategy focused on growth and performance. Our 2026 incentive plans for the President and CEO and the rest of the GLT will follow the structure set out below. Delivering the next year’s step in the strategic plan – STI Comparable Operating Profit in Constant Currency(1) 70% Free Cash Flow(2) 30% Continued focus on profitability Achieve a strong cash position Delivering sustainable value – LTI 50% relative TSR, 40% cumulative reported EPS (adjusted for impairments and M&A), 10% GHG emission reduction (scope 1, 2 and 3) A more rounded and balanced approach reflecting performance over the long term in growing the business and in delivering shareholder value whilst working towards our 2030 goal of 50% GHG emission reduction For 2026, cash release(1) has been replaced with Free Cash Flow(2), which provides a simpler and a more transparent view of underlying cash generation. Additionally, health & safety and diversity will no longer operate as standalone metrics within the STI, as the Committee considers performance in these areas as an integral part of the day-to-day responsibilities of the President and CEO and senior leaders rather than a measure for variable remuneration. These areas remain important to the company’s long-term success, and the Committee will retain the ability to apply a downward discretion to STI outcomes where performance in these areas does not meet expectations. The STI weightings have been adjusted for 2026 to reflect this updated framework. The Committee reaffirmed the importance of a safety culture with ongoing safety programs and targets aimed at raising awareness and encouraging positive safety behaviors among subcontractors. Nokia will continue to set internal safety targets for 2026. Share ownership requirement Our President and CEO is required to hold Nokia shares equivalent to three times his annual base salary. Justin Hotard currently maintains a total shareholding (including his beneficially owned shares and unvested restricted shares) which significantly exceeds the requirement. This demonstrates his commitment to an alignment with Nokia’s long-term success and our shareholder interests. Conclusions I thank shareholders who assisted the Committee in the consultation process during 2025 and we remain committed to maintaining an open and constructive dialogue. I look forward to your continued support at our 2026 Annual General Meeting. THOMAS DANNENFELDT, CHAIR OF THE PERSONNEL COMMITTEE 3 (1) Comparable operating profit in constant currency and cash flow less comparable operating profit (i.e. cash release) are financial measures used only in calculation of short-term incentives for the President and CEO and the members of the Global Leadership Team. These measures are not used to communicate the management’s view of Nokia’s financial performance, and hence they are not considered as alternative performance measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measure, refer to the ”Alternative performance measures” section. (2) Non-IFRS measure. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the “Alternative performance measures” section.

Introduction

This Remuneration Report of Nokia Corporation (the Report) has been approved by the Company's Board of Directors (the Board) to be presented to the Annual General Meeting 2026. The resolution of the Annual General Meeting on the Report is advisory. The Report presents the remuneration of the Board members and the President and CEO for the financial year 2025 in accordance with the Decree of the Finnish Ministry of Finance 608/2019 and the Finnish Corporate Governance Code 2025, as well as other applicable Finnish laws and regulations. The members of the Board and the President and CEO have been remunerated in accordance with our approved Remuneration Policy during the financial year 2025. No temporary or other deviations from the Policy have been made and no clawback provisions have been exercised during the financial year 2025.

In 2025, our remuneration structure promoted the Company's long-term financial success by setting the performance criteria for short-term and long-term incentives to support the Company's short-term and long-term goals, as well as through shareholding requirements set for the President and CEO, the GLT and the Board members. Aligned with Nokia's pay-for-performance remuneration principle, performance-based remuneration was emphasized over fixed base salary. The setting and application of the performance criteria for incentive programs executed the philosophy of pay-for-performance and supported the delivery of the corporate strategy as well as the creation of long-term sustainable shareholder value.

The table on the right compares the development of the remuneration of our Board of Directors, President and CEO, average employee pay and Company performance over a five-year period.

The pay-for-performance remuneration principle applied to the President and CEO, as well as the shareholding requirement of the President and CEO and the Board members, as applicable, contribute to an alignment of interests with shareholders, while also promoting and incentivizing decisions that are in the long-term interest of the Company.

Year	Aggregate remuneration of the Board of Directors (EUR)[1]	President and CEO actual remuneration (EUR)[2]	Average salaries and wages (EUR)[3][5]	Net sales (EURm)[5]	Total shareholder return (rebased to 100 at 31 Dec 2020)[4]
2021	1 821 000	4 908 244	70 411	22 202	176.90%
2022	2 280 000	4 316 606	74 241	23 761	139.07%
2023	2 503 000	3 738 560	69 096	21 138	101.13%
2024	2 511 000	3 988 250	78 576	19 220	146.73%
2025	2 499 000	7 286 861	80 367	19 889	197.49%

(1) Aggregate total remuneration paid to the members of the Board during the financial year as annual fee and meeting fee, as applicable, and as approved by general meetings of shareholders. The value depends on the number of members elected to the Board for each term as well as on the composition of the Board committees and travel required. During the term that began from the Annual General Meeting 2021, the Board had eight members only, compared to ten members during the following terms.
(2) The President and CEO actual remuneration represents the aggregate total of the two President and CEOs in 2025.
(3) Average salaries and wages are based on average employee numbers and their total salaries and wages as reported in the Company's financial statements.
(4) Total shareholder return on last trading day of the previous year.
(5) In June 2024, Nokia classified its Submarine Networks business as a discontinued operation. The comparative amounts for 2023 and 2022 have been recast accordingly.

We also present this data graphically:

Comparative data (rebased year-end 2020 = 100)


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Remuneration of the Board of Directors
CEO earned remuneration
Average salaries
Net sales
Total shareholder return

4

Pay for performance Core to our remuneration philosophy is a desire to pay for performance. Each year we review overall total shareholder return compared with LTI vesting, mapping the performance of the plans against the total shareholder return curve. Looking at the performance of our long-term incentive plans against total shareholder return, there is a reasonable alignment with the performance of the plans declining as total shareholder return declines. The Board continues to actively monitor the performance of our long-term incentive plans to ensure that they deliver value for shareholders. Global peer group During 2025, the global peer group used in our remuneration benchmarking and relative TSR performance assessment was reviewed and updated so that it consists of the following 24 companies. As part of this review, Atos was removed from the peer group following material changes to its business profile, and both Juniper Networks and VMware were removed as they have delisted. ABB Infineon Technologies Adobe Kone Airbus Motorola Solutions ASML NXP Semiconductors BAE Systems Oracle Capgemini Philips Ciena SAP Cisco Systems Siemens Healthineers Corning Vodafone Group Dell Technologies Wärtsilä Ericsson Hewlett Packard Enterprise HP IBM 5 Long-term incentive plan, as of 31 December TSR value (%) 100 46 29 57 53 40 12 24 Achieved Overachieved Nokia total shareholder return (“TSR”) 2015 2016 2017 2018 2019 2020 2021 2022⁽¹⁾ 2023⁽²⁾ 2024⁽²⁾ 2025⁽²⁾ 0 50 100 150 200 250 (1) 2023 LTI's performance period ended in January 2026. The vesting outcome of this award will be reported in the 2026 Remuneration Report. (2) 2024 and 2025 LTIs’ performance periods are not yet completed. Share price and total shareholder return vs long-term incentive performance

Remuneration of the Board of Directors

The shareholders resolve annually on director remuneration based on a proposal made by the Board of Directors on the recommendation of the Board's Corporate Governance and Nomination Committee.

The aggregate amount of remuneration paid to the Board members in 2025 equaled EUR 2 499 000 of which EUR 2 390 000 consisted of annual fees and the rest of meeting fees. In accordance with the resolution by the Annual General Meeting 2025, approximately 40% of the annual fee from Board and Board Committee work was paid in Nokia shares purchased from the market on behalf of the Board members following the Annual General Meeting.

The directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service on the Board.

The rest of the annual fee was paid in cash, most of which was used to cover taxes arising from the remuneration. All meeting fees were paid in cash.

It is the Company's policy that the non-executive members of the Board do not participate in any of Nokia's equity programs and do not receive performance shares, restricted shares, or any other variable remuneration for their duties as Board members. No such variable remuneration was paid since all persons acting as Board members during the financial year 2025 were non-executive.

Board remuneration for the term that began at the Annual General Meeting held on 29 April 2025 and ends at the close of the Annual General Meeting in 2026 consisted of the following fees.

Annual fee	**EUR**
Chair	440 000
Vice Chair	210 000
Member	185 000
Chair of Audit Committee	30 000
Member of Audit Committee	15 000
Chair of Personnel Committee	30 000
Member of Personnel Committee	15 000
Chair of Strategy Committee	20 000
Member of Strategy Committee	10 000
Chair of Technology Committee	20 000
Member of Technology Committee	10 000
Meeting fee[1]	**EUR**
Meeting requiring intercontinental travel	5 000
Meeting requiring continental travel	2 000

(1) Paid for a maximum of seven meetings per term.

The following table outlines the total annual remuneration paid in 2025 to the members of the Board for their services.

	Annual fees (EUR)	Meeting fees (EUR)[1]	Total remuneration paid (EUR)	60% of annual fees and all meeting fees paid in cash (EUR)	40% of annual fees paid in shares (EUR)	Number of shares (approx. 40% of the annual fee)[2]
Sari Baldauf (Chair)	465 000	10 000	475 000	289 000	186 000	41 478
Søren Skou (Vice Chair)[3]	—	2 000	2 000	2 000	—	—
Timo Ihamuotila (Vice Chair as of 29 April 2025)	220 000	9 000	229 000	141 000	88 000	19 624
Timo Ahopelto	210 000	10 000	220 000	136 000	84 000	18 732
Elizabeth Crain	220 000	12 000	232 000	144 000	88 000	19 624
Thomas Dannenfeldt	245 000	14 000	259 000	161 000	98 000	21 854
Pernille Erenbjerg (as of 29 April 2025)	200 000	—	200 000	120 000	80 000	17 840
Lisa Hook	210 000	12 000	222 000	138 000	84 000	18 732
Mike McNamara (as of 3 April 2024)	210 000	14 000	224 000	140 000	84 000	18 732
Thomas Saueressig	195 000	14 000	209 000	131 000	78 000	17 394
Carla Smits-Nusteling[3]	—	2 000	2 000	2 000	—	—
Kai Öistämö	215 000	10 000	225 000	139 000	86 000	19 178
Total	**2 390 000**	**109 000**	**2 499 000**	**1 543 000**	**956 000**	**213 188**

(1) Meeting fees include all meeting fees paid during the reported year 2025.
(2) 40% of the annual fees after deducting the applicable transfer taxes.
(3) Stepped down at the Annual General Meeting on 29 April 2025 and received no annual fees in 2025.

6

Remuneration of the President and CEO

The following table shows the actual remuneration received by the former and current President and CEO in 2025 and 2024. As our CEO changed in the financial year 2025, both individual and aggregate figures are presented in respect of service as President and CEO for comparison purposes. The 2024 LTI figure relates to the vesting of the 2021 LTI performance shares and the 2021 eLTI matching performance shares. The 2025 LTI figure relates to the vesting of the 2022 LTI performance shares.

EUR	2025 (Combined)	Pay mix[1]	2025 (Hotard)[2]	Pay mix[1]	2025 (Lundmark)[3]	Pay mix[1]	2024	Pay mix[1]
Salary	1 410 500	38%	1 057 875	38%	352 625	38%	1 410 500	36%
Short-term incentive[4]	2 271 787	62%	1 703 840	62%	567 947	62%	1 824 834	46%
Long-term incentive[5]	—	0%	—	0%	—	0%	697 872	18%
Other remuneration[6]	3 604 574		3 584 877		19 697		55 044	
Total	**7 286 861**		**6 346 592**		**940 269**		**3 988 250**	

(1) Pay mix reflects the proportion of base salary, STI and LTI of total remuneration, excluding other remuneration.
(2) Justin Hotard's compensation is shown in respect of his service as President and CEO from 1 April 2025.
(3) Pekka Lundmark's compensation is shown in respect of his service as President and CEO to 31 March 2025. In addition, in respect of his services as an advisor between stepping down as President and CEO on 31 March 2025 and his last day of work on 31 December 2025, he received EUR 1 057 875 salary and EUR 29 523 in benefits. The remaining balance of his 12-month notice period base pay and benefits until 9 February 2026 was paid out in cash in lieu of notice, EUR 35 269, together with his 2025 STI based on actual performance, which amounted to EUR 2 271 787 for the full year. Pekka Lundmark is not eligible for 2026 STI.
(4) STI represents the amounts earned in respect of financial year 2025, but that are paid in April 2026.
(5) LTI payments to Pekka Lundmark represents his 2022 performance share award, which fully lapsed.
(6) Other compensation for Pekka Lundmark includes telephone, car, driver, tax compliance support and medical insurance. For Justin Hotard, other compensation includes a one-time buy-out award of EUR 2 000 000 in lieu of his forfeited unvested equity awards from the previous employer, compensation for repayment of previous employer's sign-on bonus that he had to repay of EUR 1 025 154, and other benefits including relocation and housing (including temporary housing), schooling fees, car, driver, telephone, medical insurance and legal fees equaling to EUR 559 723.

Pursuant to Finnish legislation, Nokia is required to make contributions to the Finnish TyEL pension arrangements in respect of the President and CEO. Such payments can be characterized as defined contribution payments. In 2025, payments to the Finnish state pension system equaled EUR 39 291 for Pekka Lundmark in respect of his service as President and CEO (EUR 310 937 in 2024) and EUR 490 275 for Justin Hotard. No supplementary pension arrangements were offered.

7

Hire and 2025 arrangements for Justin Hotard

Justin Hotard was appointed as President and CEO from 1 April 2025. His hire arrangements are summarized below and are in accordance with the Remuneration Policy ("Policy").

Item	Action	Amount	Note
Salary	Paid monthly from 1 April 2025	EUR 1.4 m per annum, pro-rated for 2025	In line with Policy and Executive Agreement
Short-term incentive 2025	Paid at actual for 2025 and prorated for period worked during the year	EUR 1.7 m	In line with Policy and STI plan rules
Long-term incentive 2025	Performance share award vests in 2028 subject to relative TSR (50%), cumulative earnings per share (40%) and GHG emission reduction (10%)	Target EUR 2.8 m	In line with Policy and LTI plan rules
eLTI co-investment arrangement	In return for a purchase and continued holding of 2.8m EUR worth of Nokia shares, a 2:1 award of Nokia 2025 performance shares was made. These vest in 2028 subject to relative TSR (50%), cumulative earnings per share (40%) and GHG emission reduction (10%) and continued holding of the purchased shares	Target EUR 5.6 m	In line with Policy and same as arrangement provided to Pekka Lundmark, Justin Hotard was invited to participate in the eLTI co-investment arrangement. This required him to make a substantial personal investment in Nokia shares aligning his personal interests with those of shareholders from joining.
Buyout of forfeited Restricted Stock awards	To compensate for the forfeiture of awards from the previous employer, and having duly considered the structure, time horizons, value and performance conditions of those forfeited awards, the Board granted the CEO EUR 6.0 million in restricted shares, vesting in three equal tranches in 2026, 2027 and 2028, as well as a cash payment of EUR 2.0 million, which was paid upon his commencement in April 2025.	EUR 8.0 m	In line with Policy and Executive Agreement and LTI Plan rules
Compensation for repayment of previous employer's sign-on bonus	Cash in recognition of the repayment of sign-on bonus to previous employer	EUR 1.0 m	In line with Policy and Executive Agreement
Benefits	Paid from 1 April 2025	Standard Finnish benefits plus relocation support, temporary accommodation support, housing allowance, schooling allowance, and legal fees	In line with Policy and Executive Agreement

8

2025 Short-term Incentive of the President and CEO

Targets for the STI are set annually at or before the start of the year (adjusted for exceptional one-off items), balancing the need to deliver value with the need to motivate and drive the performance of the Executive Team. Targets are determined for a set of strategic metrics that align with driving sustainable value for shareholders and are set in the context of market expectations and analyst consensus forecasts. For 2025, both Pekka Lundmark and Justin Hotard had a target STI opportunity of 125% of annual base salary. Their 2025 STI framework was based on a scorecard of financial and non-financial objectives. Achievements against the 2025 targets are set out in the table below. The outcomes for all metrics were calculated based on formulaic approach. For the health & safety metric, lost time injury frequency rate achieved an outcome of 225% of target. However, as a result of five subcontractor fatalities within Nokia's control during the year, the Board exercised downward discretion to reduce the payout under this element by 10%, which resulted in the final outcome of 203% for this metric.

Metric	Weight	Target	2025 performance outcome	2025 STI outcome (% of target)
Comparable operating profit in constant currency[1]	60%	EUR 2 093 m	EUR 2 168 m	115%
Cash release[1]	20%	EUR - 1 238 m	EUR - 338 m	198%
Gender diversity - women in leadership	5%	Female percentage of global leadership of 18.2%	17.2%	0%
Gender diversity - women in workforce	5%	Female percentage of global workforce 23.9%	22.9%	0%
Health & safety	10%	• Employee lost time injury frequency rate (LTIFR) of 0.085 • Fatality modifier (downward discretion in the event of fatalities, including all subcontractors)	LTIFR of 0.055 with 5 fatalities	203%
Total STI outcome	**100%**			**129%**

(1) Comparable operating profit in constant currency and cash flow less comparable operating profit (i.e. cash release) are financial measures used only in calculation of short-term incentives for the President and CEO and the members of the Global Leadership Team. These measures are not used to communicate the management's view of Nokia's financial performance, and hence they are not considered as alternative performance measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measure, refer to the "Alternative performance measures" section.

Accordingly, the total 2025 STI payout for Pekka Lundmark and Justin Hotard for their respective periods of service as the President and CEO during 2025 was EUR 567 947 and EUR 1 703 840, respectively. Pekka Lundmark's total STI for 2025, reflecting continued service until year-end, amounted to EUR 2 271 787.

9

Long-term Incentive awards granted to the President and CEO during 2025

In 2025, Justin Hotard was granted the following LTI (performance share) awards.

Targets for our LTI performance shares are set in a similar context to the STI. The performance shares targets are set at the start of the performance period reflecting the business strategy and priorities over the three-year performance period. The performance conditions for the 2025 performance shares are based on 50% relative TSR against our global peer group[1], 40% cumulative earnings per share (EPS) and 10% GHG emission reduction targets over the three-year performance period from 2025 to 2028. During 2025, Justin Hotard was invited to participate in the co-investment eLTI, under which he invested EUR 2.8 million in Nokia shares and received two-for-one matching performance shares in return. The matching performance shares were subject to the same performance conditions as set out above. Both the LTI performance shares and eLTI matching performance shares have a three-year performance and vesting period. The targets for all metrics as well as the performance and vesting outcomes will be disclosed in the 2028 Remuneration Report.

Performance share awards[1] [2]	Units awarded	Grant date face value[3] (EUR)	Grant date	Vesting
2025 LTI performance shares	608 000	2 681 280	7 July 2025	Q3 2028
2025 eLTI matching performance shares	1 218 548	5 666 248	3 June 2025	Q2 2028

(1) Global peer group consisted of 24 companies (see details under the "Global peer group" section).
(2) The maximum vesting is 200% of target if stretch performance targets are met.
(3) Grant date face value was calculated using the closing price of EUR 4.41 and EUR 4.65 on the date of grant for the 2025 performance shares and 2025 eLTI matching shares, respectively.

As part of Justin Hotard's joining arrangements as new President and CEO, he received a one-off buyout award of EUR 6.0 million in restricted shares vesting in three tranches over a period of three years, in lieu of his forfeited unvested equity from the previous employer. The value of this buyout award was determined taking account of the structure, time horizon, value and performance conditions (where applicable) of his forfeited awards from the previous employer.

Restricted share awards	Units awarded	Grant date face value (EUR)[1]	Grant date	Vesting
2025 LTI restricted shares (buyout)	1 287 600	6 438 000	1 April 2025	Q2 2026, Q2 2027, Q2 2028

(1) Grant date face value was calculated using the closing share price at the date of grant of EUR 5.00. The difference in the grant date face value and the originally agreed amount of EUR 6.0 million is due to the different share price used to calculate the number of shares to be granted using Nokia's averaging method.

Long-term Incentive awards and other equity awards vested for the President and CEO during 2025

Pekka Lundmark was granted LTI performance share award in March 2022. The award had a three-year performance period and was subject to dividend adjusted share price targets over the performance period. However, as the threshold share price was not achieved, the award lapsed in full on 6 July 2025.

Share awards vesting during the year	Units awarded	Target share price (EUR)	Share price achievement (EUR)	Vesting outcome (% of target)	Units vested	Value of vested award (EUR)
2022 LTI performance shares	543 900	6.50	4.88	0%	—	—

10

The President and CEO's share ownership and unvested share awards

Our share ownership policy requires that the President and CEO holds a minimum of three times his or her annual base salary in Nokia shares in order to ensure alignment with shareholder interests over the long term. Justin Hotard significantly exceeds this requirement with a holding of 597%[1] well within the five-year allotted period.

Justin Hotard	Units	Value[2] (EUR)
Beneficially owned shares at 31 December 2025	609 274	3 393 656
Unvested shares under outstanding Nokia equity plans[3]	3 114 148	17 345 804
Total	**3 723 422**	**20 739 460**

(1) Shareholding of 597% of annual base salary as of 14 November 2025, using 12-month average share price. This includes all beneficially owned Nokia shares and unvested restricted shares with no performance conditions.
(2) The values are based on the closing price of a Nokia share of EUR 5.57 on Nasdaq Helsinki on 30 December 2025.
(3) The number of units represents the number of unvested awards as of 31 December 2025.

The President and CEO's termination provisions 2025

Termination by	Reason	Notice	Compensation
Nokia	Cause	None	The President and CEO is entitled to no additional remuneration and all unvested equity awards would be forfeited after termination.
Nokia	Reasons other than cause	Up to 12 months	The President and CEO is entitled to a severance payment equaling to 12 months' remuneration (including annual base salary, benefits, and target short-term incentive). Unvested equity awards would be forfeited after termination, unless the Board determines otherwise. If termination occurs within three months before, or six months after a change of control event (double trigger), the CEO is entitled to shorten his notice period to three months, he receives 12 months' remuneration and all his equity awards vest subject to performance and time proration until the expiry of the agreement.
President and CEO	Any reason	12 months	The President and CEO may terminate his service agreement at any time with 12 months' notice. The President and CEO would either continue to receive salary and benefits during the notice period or, at Nokia's discretion, a lump sum of equivalent value. Additionally, the President and CEO would be entitled to any short- or long-term incentives that would normally vest during the notice period. Any unvested equity awards would be forfeited after termination, except in the event of death, permanent disability and retirement, and unless the Board determines otherwise.
President and CEO	Nokia's material breach of the service agreement	Up to 12 months	In the event that the President and CEO terminates his service agreement based on Nokia's material breach of the service agreement, he is entitled to reduce the notice period to two months, and to receive a severance payment equaling to 12 months' remuneration including the notice period. All equity awards vest, subject to any applicable performance criteria and prorated until the expiry of the agreement.

The President and CEO is subject to a 12-month non-competition and non-solicit obligation that applies after the termination of the service agreement or the date when he is released from his obligations and responsibilities, whichever occurs earlier.

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